UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENERNOC, INC.

(Name of Subject Company)

ENERNOC, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292764107

(CUSIP Number of Class of Securities)

Timothy Healy

Chief Executive Officer

One Marina Park Drive, Suite 400

Boston, Massachusetts 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega, Esq.

Barbara L. Borden, Esq.

Cooley LLP

500 Boylston Street

14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by EnerNOC, Inc., a Delaware corporation (“EnerNOC”), with the Securities and Exchange Commission (the “SEC”) on July 10, 2017, as amended on July 19, 2017, relating to the tender offer by Pine Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of EnerNOC’s Common Stock (the “Shares”) at a purchase price of $7.67 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

As further described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings” below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the Stockholder Litigation (defined below), the defendants deny that any further disclosure was required under any applicable rule, statute, regulation or law. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The additional disclosures are set forth below:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Potential for Future Arrangements” on page 10 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

“To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between EnerNOC and our executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of EnerNOC, on the one hand, and Parent, Purchaser, any of their affiliates or EnerNOC, on the other hand, existed as of July 25, 2017, and neither the Offer nor the Merger is conditioned upon any executive officer or director of EnerNOC entering into any such agreement, arrangement or understanding. Since June 21, 2017, certain members of our senior management team have had discussions with Parent and/or Enel regarding planned integration of business functions post-closing.

Although such arrangements have not, to our knowledge, been entered into as of July 25, 2017, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.”

Item 4. The Solicitation or Recommendation.

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing the fifth full paragraph appearing on page 15 under “Background of Offer and Merger” with the following:

“During the strategic review process from December 1, 2016 to June 20, 2017, our senior management and representatives from Morgan Stanley, acting at the direction of our Board of Directors, had preliminary in-person and telephonic discussions with approximately 39 financial sponsors and 19 potential strategic acquirers, including Parent, with respect to the sale of the entire Company. Of those parties, 10 financial sponsors and six potential strategic acquirers approached our management and/or representatives of Morgan Stanley on an unsolicited basis. With respect to the potential sale of the entire Company, we entered into non-disclosure agreements with a total of 27 counterparties, including Enel, and held management presentations with 21 parties, including Parent. Each of the 27 non-disclosure agreements signed with counterparties in connection with a potential sale of the entire Company contained a customary standstill provision with a carve-out expressly permitting private communications and offers to be made to our Board of Directors, our senior management or our financial advisors.”

(b)	Replacing the second full paragraph appearing on page 17 under “Background of Offer and Merger” with the following:

“Between January 23, 2017 and April 4, 2017, representatives of EnerNOC and/or Greentech Capital had discussions with seven potential strategic acquirers, including Party A, and four financial sponsors, including Party C and Party D, of our Subscription-based Software and Procurement Businesses, and entered into non-disclosure agreements and conducted management presentations and diligence sessions with nine of these parties. Of the nine non-disclosure agreements signed with counterparties in connection with a potential acquisition of our Subscription-based Software and Procurement Businesses, three contained no standstill provision and the remaining six contained a customary standstill provision with a carve-out expressly permitting private communications and offers to be made to our Board of Directors, our senior management or our financial advisors.”

(c)	Replacing the first paragraph appearing on page 20 under “Background of Offer and Merger” with the following:

“On April 4, 2017, we received a non-binding indicative offer from Party C for the proposed acquisition of 100% of the equity interests of EnerNOC for $7.15 per share. We also received a non-binding indicative offer from Party E for a minority cash investment of $15-$30M contingent upon the formation of a larger syndicate. The indicative offer from Party E did not include a valuation for the Company.”

(d)	Replacing the fifth paragraph appearing on page 20 under “Background of Offer and Merger” with the following:

“On April 7, 2017, we received indicative offers from Party I, a potential strategic acquirer, and Party J, a financial sponsor, each for the proposed acquisition of 100% of the equity interests of EnerNOC. Due to the different forms of the bids, representatives of Morgan Stanley obtained clarification for our Board of Directors on each bid to enable a like-for-like comparison based on our fully diluted equity. Overall, the bids received for the purchase of the entire Company ranged from $6.25 to $7.69 per share, with Parent’s bid being made at an aggregate equity price of $235 million, or $7.23 per fully diluted share, Party I’s bid being made at $7.69 per share and Party J’s bid being made at $6.95 per share.”

(e)	Replacing the fourth full paragraph appearing on page 21 under “Background of Offer and Merger” with the following:

“On April 19, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson, Leaver and Berdik, as well as representatives from Morgan Stanley and Cooley, in which Morgan Stanley provided the Committee with an update regarding its April 13th telephonic conversations with Party I and Party J. The Committee discussed Party I’s initial bid, as well as Party I’s position as a significant competitor of the Company, recent restructurings, dispute with its bondholders, dispositions, management turnover, stockholder activism and other factors that raised legitimate concerns regarding deal certainty related to Party I. Following discussion, the Committee determined that Party I could move forward into Phase II. The Committee also discussed a revised indicative bid from Party J reflecting an increased price of $7.35 per share for the proposed acquisition of 100% of the equity interests of EnerNOC. Following discussion, the Committee determined that Party J could also move into Phase II. Morgan Stanley and the Committee discussed the four indicative offers received to date from bidders that proceeded into Phase II (i.e., Parent, Party C, Party I and Party J). The same day, Morgan Stanley, as instructed by the Committee, distributed an initial draft of the Merger Agreement to Party C, Party I and Party J.”

(f)	Replacing the last paragraph appearing on page 24 under “Background of Offer and Merger” with the following:

“Between June 2, 2017 and June 16, 2017, members of our senior management provided representatives of Party L with a management presentation and further discussed the proposed acquisition of 100% of the equity interests of EnerNOC. During this period, Party L conducted limited due diligence and did not submit an indicative offer.”

(g)	Replacing the fourth paragraph appearing on page 25 under “Background of Offer and Merger” with the following:

“Also on June 5, 2016, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, as well as representatives of Morgan Stanley and Cooley. Representatives of Cooley and Mr. Berdik provided a review of Parent’s material comments to the draft Merger Agreement, including a discussion on Parent’s proposed minimum condition threshold for the tender offer and the proposed net working capital offering condition. Our Board of Directors discussed the status of Party L and determined that Party L would require significant additional time to conduct due diligence prior to being able to determine whether it could submit an offer to acquire the entire Company, which would have added significant delay to the final stages of the strategic review process. Such anticipated delay, and our inability to determine whether Party L would be able to submit an attractive offer, led our Board of Directors to conclude that the proposed transaction with Parent should be pursued without additional delay in order to eliminate the risk that Parent would withdraw its proposal.”

(h)	Adding the following paragraph after the seventh paragraph appearing on page 25 under “Background of Offer and Merger”:

“Also on June 8, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, as well as representatives of Morgan Stanley and Cooley. Representatives of Cooley and Mr. Berdik provided an update of discussions with Parent regarding the draft Merger Agreement, including discussions of the minimum condition threshold for the tender offer, the proposed net working capital offering condition, treatment of the convertible debt, pre-closing restrictive covenants and termination rights.”

(i)	Replacing the table appearing on page 33 under “Certain Financial Projections—Upside Projections” with the following:

Upside Projections (Dollars in millions)

	2017E	2018E	2019E	2020E	2021E
Total Revenue	$345	$476	$469	$529	$738
Demand Response Revenue	284	410	377	397	552
Software Revenue	61	66	92	132	186
Operating Expenses	166	161	171	187	204
Income (Loss) from Operations	(41)	3	(12)	13	90
Total Adjusted EBITDA	(1)	40	19	42	118
Demand Response Adjusted EBITDA	37	69	39	40	74
Software Adjusted EBITDA	(19)	(12)	(3)	19	61
Corporate Adjusted EBITDA	(19)	(17)	(17)	(17)	(17)
Free Cash Flow	13	39	12	43	94
Unlevered Free Cash Flow	2	25	2	28	52

(j)	Replacing the table appearing on page 34 under “Certain Financial Projections—Upside Projections: Non-GAAP Reconciliation” with the following:

	Upside Projections: Non-GAAP Reconciliation (Dollars in Millions)
	2017E	2018E	2019E	2020E	2021E
Projected Income (Loss) from Operations	($41)	$3	($12)	$13	$90
Reconciling Adjustments:
Depreciation, Amortization and Asset Impairments	29	24	21	19	18
Stock-Based Compensation	11	13	10	10	10

Total Adjusted EBITDA	($1)	$40	$19	$42	$118
Capital Expenses	(11)	(11)	(11)	(13)	(12)
Change in Working Capital	25	10	4	14	(12)

Free Cash Flow	$13	$39	$12	$43	$94
(Stock-Based Compensation)	(11)	(13)	(10)	(10)	(10)
Taxes[1]	0	(1)	0	(5)	(32)
Unlevered Free Cash Flow	$2	$25	$2	$28	$52

(k)	Replacing the first full paragraph appearing on page 38 under “Sum-of-the-Parts Trading Multiples Analysis” with the following:

“To obtain the value of the Company’s Subscription-based Software and Procurement Businesses, Morgan Stanley used its professional judgment and expertise to derive various multiples for a software division with the financial and growth characteristics (historical and projected) exhibited by the Subscription-based Software and Procurement Businesses. Based on this criteria, Morgan Stanley valued the Subscription-based Software and Procurement Businesses using a 1.5x to 2.5x multiple of the Company’s estimated Subscription-based Software and Procurement Businesses revenue for the fiscal year 2018 of $65 million consistent with Morgan Stanley’s judgment as to valuation methodologies typically used for early stage software businesses.”

(l)	Replacing the first three paragraphs under “Precedent Premiums Paid” on page 39 with the following:

“Morgan Stanley performed a precedent premiums paid analysis, which is designed to imply a value of a company based on publicly available premiums of selected transactions. Morgan Stanley compared publicly available statistics for selected transactions occurring between January 1, 2012 and March 31, 2017, and involving all cash consideration and target companies that are public companies worldwide, but excluding terminated transactions, transactions involving companies owned by employee stock ownership plans, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations and restructurings. The 1,133 selected transactions occurring between January 1, 2012 and March 31, 2017 had an average premium of 37%.

For the transactions analyzed, Morgan Stanley noted the distributions of the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions described above and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of implied premiums of the transactions described above that centered on the 37% average from the selected transactions, and calculated the implied value per Share based on the 30-trading-day average closing price of the Shares as of March 13, 2017, which was the last trading day preceding EnerNOC’s public announcement that it was conducting a review of strategic alternatives (the “Unaffected Date”). The following table summarizes Morgan Stanley’s analysis:”

(m)	Replacing the last paragraph appearing on page 41 under “General” with the following:

“In the two years prior to the date of the opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to Enel and have received approximately $7.0 million in aggregate fees in connection with such services. In addition, Morgan Stanley or an affiliate thereof is currently a lender to Enel under a pre-existing credit facility. Any customary commitment fees received by Morgan Stanley under the credit facility in the two years prior to the date of the opinion are included in the $7.0 million aggregate fees referenced above. Morgan Stanley may also receive interest income on the drawn amount under such credit facility. As of the date of the opinion, Morgan Stanley has been engaged with regard to two financial advisory assignments for Enel which are unrelated to the Merger and may receive customary fees if the transactions that are the subject matter of those assignments are completed, which fees would in the aggregate be materially less than the aggregate fees received by Morgan Stanley from Enel in the two years prior to the date of the opinion. Morgan Stanley may also seek to provide financial advisory and financing services to Enel and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.”

Item 8. Additional Information.

The information set forth in Item 8. “Additional Information—Legal Proceedings” on page 48 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

“Between July 14, 2017 and July 18, 2017, three putative class action lawsuits were filed on behalf of the public stockholders of EnerNOC (captioned Basch v. EnerNOC, Inc., et al., No. 1:17-cv-11305; Nelson v. EnerNOC, Inc., et al., No. 1:17-cv-11324; and Berg v. EnerNOC, Inc. et al., No. 1-17-cv-11331) in the United States District Court for the District of Massachusetts against EnerNOC, the members of the Board of Directors and, in one case, Parent, Purchaser and Enel (collectively, the “Stockholder Litigation”). The complaints generally allege that EnerNOC and the members of the Board of Directors violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the Transactions. The complaints also allege that the members of the Board of Directors and also, in one case, Parent, Purchaser and Enel, violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The complaints seek, among other things, an injunction against the consummation of the proposed Transactions, an award of damages, and an award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. On July 17, 2017, the plaintiff in Basch v. EnerNOC also filed a motion for preliminary injunction seeking to enjoin consummation of the Offer until such time as corrective disclosures are made. The defendants believe that the allegations in the complaints lack merit.

In response to the Stockholder Litigation, we are hereby disclosing certain additional information (the “Supplemental Disclosures”) solely for the purpose of mooting plaintiffs’ claims and avoiding the risk of the Stockholder Litigation delaying or adversely affecting the Transactions. The defendants deny the allegations in the complaints and believe that no additional disclosures are required under applicable laws. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law, and expressly maintain that, to the extent applicable, they have complied with their legal duties. We believe that the Schedule 14D-9 disclosed all material information, and nothing in the Supplemental Disclosures should be deemed an admission of the legal necessity or materiality of the information disclosed.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERNOC, INC.

By:	/s/ William Sorenson
Name:	William Sorenson
Title:	Chief Financial Officer

Dated: July 25, 2017